SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

California Pizza Kitchen, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

13054D109
(CUSIP Number)

Marc Weingarten, Esq.
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13054D109	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,262,963
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,262,963
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,262,963
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.1%
14	TYPE OF REPORTING PERSON* IA; CO

CUSIP No. 13054D109	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,243,863
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,243,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,243,863
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.1%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 13054D109	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Clinton Equity Strategies Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 19,100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 19,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 13054D109	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,262,963
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,262,963
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,262,963
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 13054D109	SCHEDULE 13D	Page 6 of 12 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of Common Stock, $0.01 par value per share (the "Shares"), of California Pizza Kitchen, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 6053 West Century Boulevard, 11th Floor, Los Angeles, California.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"), Clinton Equity Strategies Master Fund, Ltd., a Cayman Islands exempted company ("CES") and George Hall ("Mr. Hall" and together with CGI, CMAG and CES, the "Reporting Persons").

(b) The principal business address of CGI and Mr. Hall is 9 West 57th Street, 26th Floor, New York, New York, 10019. The principal business address of CMAG and CES is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c) The principal business of CGI is investing for funds and accounts under its management. The principal business of CMAG and CES is to invest in securities. Mr. Hall is the Chief Investment Officer and President of CGI.

(d) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hall is a citizen of the United States of America.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI, CMAG and CES is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Shares.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the Shares reported herein were derived from the available working capital of CMAG and CES. A total of approximately $21,150,628 was paid to acquire such Shares.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares for investment in the ordinary course of business. The Reporting Persons believe that the Shares at current market price are undervalued and represent an attractive investment opportunity. Joseph A. De Perio, a portfolio manager of CGI, met with the Issuer's Chief Financial Officer via teleconference on May 11, 2011 to discuss the performance of the Issuer and its business strategy including, but not limited to, (i) operational improvements to the business and management's ability to increase restaurant-level margins and corporate EBITDA margins, (ii) additional international franchising opportunities, (iii) developing brand equity beyond the Issuer's restaurants, (iv) returns earned on invested capital and (v) capital structure considerations.

Representatives of the Reporting Persons have also reviewed the Issuer's press release dated May 25, 2011 regarding the definitive agreement with an affiliate of Golden Gate Capital to acquire the stock of the Issuer (the "Acquisition").

CUSIP No. 13054D109	SCHEDULE 13D	Page 7 of 12 Pages

The Reporting Persons intend to conduct further communications with the Board of Directors (the "Board") and management of the Issuer in order to discuss concerns and issues regarding the Acquisition. Based on currently available information, Reporting Persons believe that there may be other alternatives to maximize shareholder value including, but not limited to, (i) conducting a leveraged recapitalization and a self-tender offer at or above $19.50 per share and (ii) establishing a management succession plan. Additionally, the Reporting Persons intend to conduct further communication with the Board and management of the Issuer regarding (a) executive compensation arrangements; (b) Board and management accountability and (c) management of the Issuer in general.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the progress of discussions with the Issuer's management team and Board, the Issuer's financial position and business strategy, the price levels of the Shares, the terms of the Acquisition, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, management or operations of the Issuer, calling a special meeting of stockholders, seeking appraisal rights, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934. As of the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,262,963 Shares representing approximately 5.1% of the Shares outstanding. The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 24,586,372 Shares outstanding, which is the total number of Shares outstanding as of April 29, 2011 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended April 3, 2011, filed with the Securities and Exchange Commission on May 6, 2011.

(b) By virtue of investment management agreements with CMAG and CES, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all 1,262,963 Shares beneficially owned by CMAG and CES. By virtue of his direct and indirect control of CGI, CMAG and CES, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all 1,262,963 Shares as to which CGI, CMAG and CES have voting power or dispositive power.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are parties to an agreement with respect to the joint filing of this statement on Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Joint Filing Agreement, dated May 25, 2011.

CUSIP No. 13054D109	SCHEDULE 13D	Page 8 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 2011

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	/s/ Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment advisor

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Equity Strategies Master Fund, Ltd.

By:	Clinton Group, Inc., its investment advisor

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George Hall
George Hall

CUSIP No. 13054D109	SCHEDULE 13D	Page 9 of 12 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

        The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

CLINTON GROUP, INC.

Name                                                      Position
---------------------------                            -------------------------------------------
George Hall                                            Director and President
Francis A. Ruchalski                            Director and Chief Financial Officer
John L. Hall                                            Director

        The following sets forth the name, citizenship, principal occupation and business address of each director of each of CMAG and CES. There are no executive officers of CMAG or CES.

CLINTON MAGNOLIA MASTER FUND, LTD.

Jane Fleming is a citizen of the United Kingdom. Her principal occupation is Client Accountant of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of dms Management Ltd. His business address is dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.

CLINTON EQUITY STRATEGIES MASTER FUND, LTD.

Jane Fleming is a citizen of the United Kingdom. Her principal occupation is Client Accountant of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of dms Management Ltd. His business address is dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.

CUSIP No. 13054D109	SCHEDULE 13D	Page 10 of 12 Pages

SCHEDULE B

This Schedule sets forth information with respect to transactions in the Shares which were effectuated by a Reporting Person during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

CLINTON MAGNOLIA MASTER FUND, LTD.

EQUITY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
-----------	------------------------	-------------------
03/29/2011	5,000	16.18
03/29/2011	1,690	16.10
04/07/2011	14,976	16.16
04/07/2011	5,500	16.19
04/08/2011	21,786	16.03
04/08/2011	10,000	16.10
04/12/2011	2,700	15.94
04/12/2011	2,300	15.90
04/13/2011	3,480	15.85
04/13/2011	200	16.00
04/15/2011	5,000	17.00
04/20/2011	5,000	16.13
04/20/2011	42,006	16.09
04/21/2011	20,000	16.21
04/26/2011	14,300	16.12
04/26/2011	15,000	16.13
04/27/2011	34,763	15.99
04/27/2011	1,437	15.98
04/27/2011	5,000	15.98
04/29/2011	2,000	16.14
04/29/2011	1,680	15.98
05/02/2011	20,000	15.79
05/03/2011	35,000	15.61
05/06/2011	1,219	15.94
05/06/2011	14,000	15.91
05/09/2011	3,700	16.05
05/09/2011	19,300	16.06
05/11/2011	30,951	16.11
05/11/2011	8,468	16.08
05/11/2011	(2,983)	16.15
05/11/2011	20,000	16.04
05/12/2011	13,098	16.27
05/12/2011	20,902	16.35
05/13/2011	30,000	16.34
05/13/2011	9,200	16.37
05/16/2011	10,400	16.12
05/16/2011	2,000	16.13
05/16/2011	35,000	16.13
05/17/2011	25,000	16.08
05/18/2011	5,300	16.23
05/18/2011	17,416	16.16
05/19/2011	192,206	16.40
05/19/2011	38,887	16.58
05/19/2011	(5,010)	16.60
05/19/2011	30,000	16.66

CUSIP No. 13054D109	SCHEDULE 13D	Page 11 of 12 Pages

05/20/2011	(215,400)	16.00
05/20/2011	134,500	16.85
05/20/2011	85,192	16.80
05/20/2011	(9,800)	16.69
05/20/2011	(582)	16.92
05/20/2011	50,000	16.84
05/23/2011	120,300	16.95
05/23/2011	30,381	16.90
05/23/2011	22,900	16.89
05/24/2011	12,500	16.69
05/24/2011	76,000	16.74
05/24/2011	(5,000)	16.76
05/25/2011	90,000	18.40
05/25/2011	50,000	18.39

OPTIONS

Trade Date	Expiration Date	Quantity	Strike Price ($)
------------	-----------------	----------	--------------
04/05/2011	04/16/2011	(15,000)	16.00
04/05/2011	04/16/2011	(5,000)	17.00
04/07/2011	04/16/2011	(20,000)	16.00
04/08/2011	05/21/2011	(20,000)	16.00
04/08/2011	04/16/2011	(20,000)	16.00
04/11/2011	04/16/2011	(70,000)	16.00
04/11/2011	05/21/2011	(10,000)	16.00
04/13/2011	04/16/2011	(25,000)	16.00
04/13/2011	05/21/2011	(15,000)	16.00
04/15/2011	05/21/2011	(55,000)	16.00
04/18/2011	05/21/2011	(6,200)	16.00
04/19/2011	05/21/2011	(50,000)	16.00
04/19/2011	05/21/2011	(50,000)	15.00
04/20/2011	05/21/2011	(25,000)	15.00
04/20/2011	05/21/2011	(85,000)	16.00
04/20/2011	05/21/2011	(10,100)	16.00
04/21/2011	05/21/2011	(5,000)	16.00
04/25/2011	05/21/2011	(15,000)	16.00
04/26/2011	05/21/2011	(50,000)	16.00
04/26/2011	05/21/2011	(20,800)	16.00
04/27/2011	05/21/2011	(23,200)	16.00
04/27/2011	05/21/2011	(15,000)	16.00
04/29/2011	05/21/2011	(20,000)	16.00
05/02/2011	05/21/2011	(5,000)	16.00
05/09/2011	05/21/2011	(25,000)	16.00
05/09/2011	05/21/2011	(95,000)	16.00
05/09/2011	05/21/2011	(25,000)	16.00
05/10/2011	05/21/2011	(20,000)	16.00
05/11/2011	05/21/2011	(15,000)	16.00
05/11/2011	05/21/2011	(105,000)	16.00
05/11/2011	06/18/2011	(5,000)	16.00
05/11/2011	06/18/2011	(20,000)	16.00
05/12/2011	05/21/2011	(20,000)	16.00
05/12/2011	05/21/2011	(35,000)	16.00

CUSIP No. 13054D109	SCHEDULE 13D	Page 12 of 12 Pages

05/13/2011	06/18/2011	(10,000)	17.00
05/16/2011	05/21/2011	(25,000)	16.00
05/16/2011	06/18/2011	(20,000)	16.00
05/17/2011	05/21/2011	(50,000)	16.00
05/18/2011	05/21/2011	4,500	16.00
05/19/2011	05/21/2011	53,400	16.00
05/20/2011	05/21/2011	5,000	16.00
05/20/2011	06/18/2011	(247,700)	17.00
05/23/2011	06/18/2011	(5,000)	17.00
05/24/2011	06/18/2011	10,300	17.00

CLINTON EQUITY STRATEGIES MASTER FUND, LTD.

EQUITY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
-----------	------------------------	-------------------
05/10/2011	13,000	15.82
05/10/2011	6,100	15.92

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: May 25, 2011

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment advisor

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Equity Strategies Master Fund, Ltd.

By:	Clinton Group, Inc., its investment advisor

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George Hall
George Hall